CHINA YOUTV CORP.
8th Floor, MeiLinDaSha, Ji 2, GongTi Road, East
Beijing, China 10027
Tel No. 604-801-5022 ; Fax No. 604-876-5564


July 16, 2009


File No. 001-32984


United States
Securities and Exchange Commission
Washington, D.C. 20549


Attention : James Giugliano, Staff Accountant
            (Division of Corporation Finance)


Dear Mr. James Giugliano,

Re : SEC Comment Letter dated June 11, 2009 Form 8-K/A(#2)
     filed June 5, 2009


We understand that :-

-the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have been in contact with Moore & Associates and is seeking the Commission extra time frame to file an amendments with the requirements.

Please give us some time to sort out the above as we wanted to file correctly in our next filing.

Yours truly,


/s/  Michael Lee

Michael Lee
Chief Financial Officer